# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Annexon, Inc., CIK 0001528115
CUSIP: 03589W102
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: c/o Alerce Investment Management, L.P., 676 N. Michigan Avenue, Suite 4000, Chicago, Illinois (IL), 60611
Date of event which requires filing of this statement: 11/19/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000895345-22-000552
Filed by CIK 0001315797
Persons authorized to receive notices and communications: Muneer A. Satter, c/o Alerce Investment Management, L.P., 676 N. Michigan Avenue, Suite 4000, Chicago, Illinois (IL), 60611, 312-448-5500

## Reporting persons
- Satter Muneer A (CIK 0001315797): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,444,134; shared voting power 0; sole dispositive power 10,444,134; shared dispositive power 0; aggregate amount beneficially owned 10,444,134 (7.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Annexon, Inc.
Address of issuer's principal executive offices: c/o Alerce Investment Management, L.P., 676 N. Michigan Avenue, Suite 4000, Chicago, Illinois (IL), 60611
Comment: This Amendment No. 2 ("Amendment No. 2") amends and supplements the statement on Schedule 13D filed on July 18, 2022 (the "Original Filing") by Muneer A. Satter with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Annexon, Inc. (the "Company"), as previously amended by Amendment No. 1 on February 17, 2023. The Original Filing as previously amended remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing as previously amended.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended by the addition of the following:

From November 17th through 21st, 2025, Alerce Medical purchased 2,322,613 shares of Common Stock on Nasdaq for an average price (excluding commissions) of $3.73 per share, in cash, for total consideration of approximately $8.7 million, as further detailed in Item 5(c). The source of funds for the acquisition of shares in the offering was working capital of Alerce Medical drawn from capital committed by some or all of its limited partners.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is amended and restated as follows:

See Items 11 and 13 of the cover pages.

The aggregate percentage of Common Stock beneficially owned by Mr. Satter is based upon 145,261,154 shares outstanding, including 144,545,657 shares outstanding as disclosed by the Issuer on November 13, 2025 in a Prospectus Supplement filed with the SEC pursuant to Rule 424(b)(5), 613,497 shares of Common Stock that may be acquired upon the exercise of Common Warrants held by Alerce Medical, and 102,000 shares of Common Stock that may be acquired within 60 days of the date hereof pursuant to the exercise of stock options held by Mr. Satter.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is amended and restated as follows:

See Items 7, 8, 9 and 10 of the cover pages.
Transactions in the class effected during the past sixty days:
Item 5(c) is amended by the addition of the following tabular presentation of daily purchases of shares of Common Stock made for cash on the Nasdaq; in each case the daily average price is reported.

November 17, 2025: 500,000 shares $2.99
November 18, 2025: 500,000 shares $3.18
November 19, 2025: 500,000 shares $3.94
November 20, 2025: 400,000 shares $4.48
November 21, 2025: 422,613 shares $4.28

## Signatures
- Satter Muneer A: /s/ Muneer Satter, Satter Muneer A (11/21/2025)